SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

__________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

SILICON IMAGE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

827057 10 2

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒    Rule 13d-1(d)

                *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057 10 2	SCHEDULE 13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David D. Lee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,187,543 (1)

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 3,187,543 (1)

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,187,543

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)                                  Includes 69,750 shares held by David D. Lee and Joanne W. Lee, 2,677,850 held by David D. Lee and Joanne W. Lee, trustees of the David D. Lee and Joanne W. Lee Trust Agreement dated March 15, 2000, and 439,943 shares issuable under options exercisable on or before March 1, 2002.

CUSIP No. 827057 10 2	SCHEDULE 13G/A	Page 3 of 5 Pages

Item 1(a)                                                Name of Issuer:

Silicon Image, Inc.

Item 1(b)                                                Address of Issuer’s Principal Executive Offices:

1060 East Arques Avenue
Sunnyvale, CA 94086

Item 2(a)                                                Name of Person Filing:

David D. Lee

Item 2(b)                                                Address of Principal Business Office or, If None, Residence:

c/o Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94086

Item 2(c)                                                Citizenship:

United States

Item 2(d)                                                Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)                                                CUSIP Number:

827057 10 2

Item 3.                                                           Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.                                                           Ownership.

(a)                                  Amount Beneficially Owned:

                                                3,187,543

(b)                                 Percent of Class:

                                                5.0%

CUSIP No. 827057 10 2	SCHEDULE 13G/A	Page 4 of 5 Pages

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or direct the vote:

                                                3,187,543 (1)

(ii)                                  Shared power to vote or direct the vote:

                                                0

(iii)                               Sole power to dispose or to direct the disposition of:

                                                3,187,543 (1)

(iv)                              Shared power to dispose or to direct the disposition of:

                                                0

(1)          Includes 69,750 shares held by David D. Lee and Joanne W. Lee, 2,677,850 held by David D. Lee and Joanne W. Lee, trustees of the David D. Lee and Joanne W. Lee Trust Agreement dated March 15, 2000, and 439,943 shares issuable under options exercisable on or before March 1, 2002.

Item 5.                                                           Ownership of Five Percent or Less of a Class.

                                                                                                David D. Lee was not the beneficial owner of more than five percent of a class of the Issuer’s securities as of December 31, 2001.

Item 6.                                                           Ownership of More Than Five Percent on Behalf of Another Person.

                                                                                                Not applicable.

Item 7.                                                           Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by
the Parent Holding Company.

                                                                                                Not applicable.

Item 8.                                                           Identification and Classification Members of the Group.

                                                                                                Not applicable.

Item 9.                                                           Notice of Dissolution of Group.

                                                                                                Not applicable.

Item 10.                                                    Certifications.

Not applicable.

CUSIP No. 827057 10 2	SCHEDULE 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002	David D. Lee

/s/ David D. Lee